

Mail Stop 3720

February 12, 2016

Leonard Rosenfield
Chief Executive Officer
Titan Computer Services, Inc.
92 Southgate Drive
Spring Valley, NY 10977

> **Re: Titan Computer Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 19, 2016**
> **File No. 333-209051**

Dear Mr. Rosenfield:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your signature page to identify your principal executive officer, principal financial officer, and controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form S-1.

2. We note that you are registering a total of 16,523,865 shares for sale by the selling stockholders. We also note that according to your beneficial ownership disclosure you had 31,224,065 shares outstanding of which at least 25,024,406 shares were owned by affiliates. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, relationship of certain selling stockholders to the company and the fact there is currently no market for your common shares, it appears that the selling

stockholders may be acting as a conduit for the company in an indirect primary offering. Please provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering. Your response should provide an analysis of each of the factors material to this determination, taking into consideration each of the factors identified in in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml, as well as any other factors you deem relevant. Please also address the reasons for issuing shares for disparate consideration from March through June 2015, as disclosed under "Item 15. Recent Sales of Unregistered Securities" on page II-1.

Prospectus Cover Page

3. Please revise your prospectus cover page to provide the offering price for the securities being registered. You may wish to refer to Item 501 of Regulation S-K.

Risk Factors, page 2

4. We note your statement on page 15 that Mr. Steven Edelman is the Chief Executive Officer of a competitor and that you also consider GreenTree to be a competitor. Please add a risk factor discussing that one of the company's directors and a major shareholder compete against the business.

Selling Stockholders, page 7

5. Please disclose how and when the selling shareholders received their shares.

Description of Business, page 13

GreenTree Magic Software, page 13

6. We note your disclosure that the GreenTree Magic software will provide companies with detailed information regarding IT professionals. Although we note your statement that your team of researchers scan the internet for additional data on companies and IT personal and that a discount is provided for businesses that assist in updating information, please expand your disclosure to clarify the source of the information included in the database and what party is entering it into the software.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 18

7. Please include a discussion of cost of services in your results of operations analysis.

Available Information, page 23

8. Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have 78 shareholders or record, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under "Available Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Financial Statements

Revenue Recognition, page F-7

9. Please expand your revenue recognition disclosure to provide greater insight regarding specific timing and judgments made as it relates to your revenue generating activities.

3 — Software Rights, page F-19

Green Tree Magic Software Agreement, page F-20

10. We note your statement that the purchase price of the Green Tree software was determined "based on total software development costs incurred by Green Tree of $137,053 multiplied by the Company's 49% interest in the software (software rights)." We also note your disclosure on page F-20 that, "Concurrent with the closing of the software purchase, Rosenweiss purchased 3,000,000 shares of the Company's common stock, representing 10% of our issued and outstanding shares of common stock, for a purchase price of $0.023 per share, for aggregate gross proceeds of $70,000." In this regard, tell us how you applied guidance in ASC 805-50-30-1 through 2 and other relevant accounting literature or interpretations in determining the appropriate method for recording the amount of the purchase price of your interest in the software. In your response please address the following:

- Discuss the impact of the resulting change in ownership and the board of directors, the approval rights given to Rosenweiss and any all other relevant factors on your analysis of the accounting treatment.
- Explain the relationship of Rosenweiss Capital to Green Tree and the registrant, if any, prior to the transaction.
- Clarify whether Rosenweiss Capital received any monetary or non-monetary consideration in the transaction.

Exhibit 5.1

11. Please have counsel revise its opinion to address the legality of all the securities being registered. Counsel's opinion currently refers to the offering of 13,101,459 shares of common stock; however, the company is registering 16,523,865 shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant at (202) 551-3371 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Attorney-Adviser, at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Irving Rothstein, Esq.
     Feder Kasovitz LLP